Exhibit 99.1

Precision Drilling Trust
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
		June 30,	December 31,
(Stated in thousands of Canadian dollars)		2008	2007

ASSETS
Current assets:
Cash and cash equivalents		$7,117	$–
Accounts receivable		173,658	256,616
Income tax recoverable		3,912	5,952
Inventory		8,301	9,255
		192,988	271,823
Income tax recoverable	(note 5)	58,055	–
Property, plant and equipment, net of accumulated depreciation		1,224,238	1,210,587
Intangibles, net of accumulated amortization		272	318
Goodwill		280,749	280,749
		$1,756,302	$1,763,477

LIABILITIES AND UNITHOLDERS' EQUITY
Current liabilities:
Bank indebtedness		$–	$14,115
Accounts payable and accrued liabilities		88,344	80,864
Distributions payable		16,349	36,470
		104,693	131,449
Long-term compensation plans		8,723	13,896
Long-term debt	(note 4)	104,948	119,826
Future income taxes		190,916	181,633
		409,280	446,804
Contingent liability and Commitments	(notes 8 and 9)
Unitholders’ equity:
Unitholders’ capital		1,442,476	1,442,476
Contributed surplus		742	307
Deficit		(96,196)	(126,110)
		1,347,022	1,316,673
Subsequent event	(note 11)
		$1,756,302	$1,763,477
Units outstanding (000s)		125,758	125,758
See accompanying notes to consolidated financial statements

1   C O N S O L I D A T E D   F I N A N C I A L   S T A T E M E N T S

Precision Drilling Trust

CONSOLIDATED STATEMENTS OF EARNINGS AND DEFICIT (UNAUDITED)

(Stated in thousands of Canadian dollars,		Three months ended June 30,		Six months ended June 30,
except per unit amounts)		2008	2007	2008	2007

Revenue		$138,514	$122,005	$481,203	$532,547
Expenses:
Operating		85,795	71,906	261,985	266,062
General and administrative		17,145	10,274	36,297	24,829
Depreciation and amortization		13,394	12,026	37,761	35,510
Foreign exchange		133	725	(1,125)	893
Interest:
Long-term debt		2,109	1,649	4,344	4,179
Other		53	31	99	58
Income		(75)	(77)	(160)	(195)
Earnings before income taxes		19,960	25,471	142,002	201,211
Income taxes:	(note 5)
Current		2,045	(3,967)	4,697	(3,647)
Future		(3,824)	3,716	9,300	21,069
		(1,779)	(251)	13,997	17,422
Net earnings		21,739	25,722	128,005	183,789
Deficit, beginning of period		(68,890)	(108,834)	(126,110)	(195,219)
Distributions declared		(49,045)	(56,591)	(98,091)	(128,273)
Deficit, end of period		$(96,196)	$(139,703)	$(96,196)	$(139,703)
Earnings per unit:
Basic		$0.17	$0.20	$1.02	$1.46
Diluted		$0.17	$0.20	$1.02	$1.46
Units outstanding (000s)		125,758	125,758	125,758	125,758
Weighted average units outstanding (000s)		125,758	125,758	125,758	125,758
Diluted units outstanding (000s)		125,785	125,758	125,781	125,758
See accompanying notes to consolidated financial statements

P R E C I S I O N   D R I L L I N G   T R U S T  2

Precision Drilling Trust

CONSOLIDATED STATEMENTS OF CASH FLOW (UNAUDITED)

	Three months ended June 30,		Six months ended June 30,
(Stated in thousands of Canadian dollars)	2008	2007	2008	2007

Cash provided by (used in):
Operations:
Net earnings	$21,739	$25,722	$128,005	$183,789
Adjustments and other items not involving cash:
Long-term compensation plans	2,166	(4,167)	1,697	(6,628)
Depreciation and amortization	13,394	12,026	37,761	35,510
Future income taxes	(3,824)	3,716	9,300	21,069
Other	5	5	(17)	5
Changes in non-cash working capital balances	166,978	191,771	81,019	151,626
	200,458	229,073	257,765	385,371
Investments:
Purchase of property, plant and equipment	(31,344)	(52,840)	(54,812)	(108,542)
Proceeds on sale of property,
plant and equipment	2,143	2,130	3,446	3,258
Changes in income tax recoverable	37	–	(55,148)	–
Changes in non-cash working capital balances	3,975	(471)	3,071	(10,114)
	(25,189)	(51,181)	(103,443)	(115,398)
Financing:
Distributions paid	(49,045)	(64,136)	(118,212)	(150,909)
Repayment of long-term debt	(108,559)	(95,753)	(108,559)	(95,753)
Increase in long-term debt	–	–	93,681	6,810
Change in bank indebtedness	(10,548)	(18,003)	(14,115)	(30,121)
	(168,152)	(177,892)	(147,205)	(269,973)
Increase in cash and cash equivalents	7,117	–	7,117	–
Cash and cash equivalents, beginning of period	–	–	–	–
Cash and cash equivalents, end of period	$7,117	$–	$7,117	$–
See accompanying notes to consolidated financial statements

3   N O T E S   T O   C O N S O L I D A T E D   F I N A N C I A L   S T A T E M E N T S

Precision Drilling Trust

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(Tabular amounts are stated in thousands of Canadian dollars except unit numbers)

NOTE 1. BASIS OF PRESENTATION

These interim financial statements for Precision Drilling Trust ("Precision" or the "Trust") were prepared using accounting policies and methods of their application consistent with those used in the preparation of the Trust's consolidated audited financial statements for the year ended December 31, 2007 except as noted below. These interim financial statements conform in all material respects to the requirements of generally accepted accounting principles in Canada for annual financial statements with the exception of certain note disclosures. As a result, these interim financial statements should be read in conjunction with the Trust's consolidated audited financial statements for the year ended December 31, 2007.

Effective January 1, 2008 the Trust adopted new Canadian accounting standards relating to inventories (Section 3031) and capital disclosures (Section 1535). Section 3031 requires inventories to be measured at the lower of cost or net realizable value and the reversal of previously recorded write downs to realizable value when the circumstances that caused the write down no longer exist. This new standard did not have a material impact on the Trust's financial statements for the period ended June 30, 2008. Section 1535 requires the Trust to provide additional quantitative and qualitative information regarding its objectives, policies and processes for managing its capital.

In February 2008, the Canadian Institute of Chartered Accountants issued Section 3064, goodwill and intangible assets, replacing Section 3062, goodwill and other intangible assets and Section 3450, research and development costs. The new Section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new Section will be applicable to the Trust on January 1, 2009. The Trust is currently evaluating the impact of this new Section on its consolidated financial statements.

NOTE 2. SEASONALITY OF OPERATIONS

The majority of the Trust's operations are carried on in Canada. The ability to move heavy equipment in the Canadian oil and natural gas fields is dependent on weather conditions. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. The duration of this "spring break-up" has a direct impact on the Trust's activity levels. In addition, many exploration and production areas in northern Canada are accessible only in winter months when the ground is frozen hard enough to support equipment. The timing of freeze up and spring break-up affects the ability to move equipment in and out of these areas. As a result, late March through May is traditionally the Trust’s slowest time.

P R E C I S I O N   D R I L L I N G   T R U S T  4

NOTE 3. UNITHOLDERS’ CAPITAL

(a)	Authorized - unlimited number of voting Trust units
- unlimited number of voting exchangeable LP units
(b)  Units issued:
Trust units	Number	Amount

Balance, December 31, 2007	125,587,919	$1,440,543
Issued on retraction of exchangeable LP units	9,498	108
Balance June 30, 2008	125,597,417	$1,440,651

Exchangeable LP units	Number	Amount

Balance, December 31, 2007	170,005	$1,933
Redeemed on retraction of exchangeable LP units	(9,498)	(108)

Balance June 30, 2008	160,507	$1,825

Summary	Number	Amount

Trust units	125,597,417	$1,440,651
Exchangeable LP units	160,507	1,825
Unitholders' capital	125,757,924	$1,442,476

NOTE 4.  LONG-TERM DEBT

During the quarter, Precision Drilling Corporation, a subsidiary of the Trust, received approval from its lenders to extend the maturity of the extendible revolving unsecured credit facility until June 2011. In addition, a clause was added whereby the facility may increase by $150 million and certain amendments were made to pricing.

NOTE 5.  INCOME TAXES

Currently, the Trust incurs taxes to the extent that there are certain provincial capital taxes, as well as taxes on any taxable income, of its underlying subsidiaries. Future income taxes arise from the differences between the accounting and tax basis of the Trust's and its subsidiaries' assets and liabilities.

The provision for income taxes differs from that which would be expected by applying statutory Canadian income tax rates. A reconciliation of the difference at June 30 is as follows:

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007

Earnings before income taxes	$19,960	$25,471	$142,002	$201,211
Federal and provincial statutory rates	30%	33%	30%	33%
Tax at statutory rates	$5,988	$8,406	$42,601	$66,400
Adjusted for the effect of:
Non-deductible expenses	29	(149)	(197)	405
Income to be distributed to unitholders,
not subject to tax in the Trust	(8,685)	(5,910)	(31,569)	(47,076)
Other	889	(408)	3,162	(117)
Income tax expense before tax rate reductions	$(1,779)	$1,939	$13,997	$19,612
Reduction of future tax balances due
to enacted tax rate reductions	–	(2,190)	–	(2,190)
Income tax expense	$(1,779)	$(251)	$13,997	$17,422
Effective income tax rate before
enacted tax rate reductions	(9)%	8%	10%	10%

5  N O T E S   T O   C O N S O L I D A T E D    F I N A N C I A L   S T A T E M E N T S

The Trust received notices of reassessment from a provincial taxing authority related to certain subsidiaries' taxation years ending in 2001 through 2004. As a result of the notices, the Trust was required to pay $36.1 million in taxes and $19.1 million in assessed interest during the first quarter of 2008 and $1.6 million in taxes and $1.3 million in assessed interest in 2007. The reassessments relate to the treatment of interest in certain provincial tax filings. The Trust is in the process of challenging these reassessments. It is anticipated that the dispute will not be resolved within one year and the amount paid has been recorded as a long-term receivable. No amounts related to the $58.1 million in reassessments have been expensed.

NOTE 6. UNIT BASED COMPENSATION PLANS

(a) Officers and Employees

Eligible participants of Precision’s Performance Savings Plan may elect to receive a portion of their annual performance bonus in the form of deferred trust units ("DTUs"). These notional units are redeemable in cash and are adjusted for each distribution to unitholders by issuing additional DTUs based on the weighted average trading price on the Toronto Stock Exchange for the five days immediately following the ex-distribution date. All DTUs must be redeemed within 60 days of ceasing to be an employee of Precision or by the end of the second full calendar year after the receipt of the DTUs.

During 2008 Precision issued 27,123 DTUs, including additional DTUs issued in lieu of cash distributions and redeemed 17,239 DTUs on employee resignations and employee withdrawals. As at June 30, 2008 $2.4 million is included in accounts payable and accrued liabilities for outstanding DTUs. Included in net earnings for the three months and six months ended June 30, 2008 is an expense of $0.5 million (2007- $0.1 million expense recovery) and $1.1 million (2007- $0.1 million expense recovery) respectively.

(b) Executive

In 2007 the Trust instituted a Deferred Signing Bonus Unit Plan for its Chief Executive Officer. Under the plan 178,336 notional DTUs were granted on September 1, 2007. The units are redeemable one-third annually beginning September 1, 2008 and are settled for cash based on the trust unit trading price on redemption. The number of notional DTUs is adjusted for each distribution to unitholders by issuing additional notional DTUs based on the weighted average trading price on the Toronto Stock Exchange for the five days immediately following the ex-distribution date. As at June 30, 2008 $1.8 million is included in accounts payable and accrued liabilities and $3.5 million in long-term incentive plan payable for the 191,269 outstanding DTUs. Included in net earnings for the three and six months ended June 30, 2008 is an expense of $0.8 million (2007 - $ nil) and $ 2.5 million (2007- $ nil) respectively.

(c) Non-management directors

In 2007 a deferred trust unit plan was established for non-management directors. Under the plan fully vested deferred trust units are granted quarterly based upon an election by the non-management director to receive all or a portion of his or her compensation in deferred trust units. Distributions to unitholders declared by the Trust prior to redemption are reinvested into additional deferred trust units on the date of distribution. These deferred trust units are redeemable into an equal number of trust units any time after the director's retirement. A summary of this unit based incentive plan is presented below:

Number
Outstanding

Balance, December 31, 2007	18,280
Granted	17,104
Issued as a result of distributions	630
Balance, June 30, 2008	36,014

P R E C I S I O N   D R I L L I N G   T R U S T  6

NOTE 7. CAPITAL MANAGEMENT

The Trust's strategy is to carry a capital base to maintain investor, creditor and market confidence and to sustain future development of the business. The Trust seeks to maintain a balance between the level of long-term debt and unitholders' equity to ensure access to capital markets to fund growth and working capital given the cyclical nature of the oilfield services sector. On an historical basis, the Trust has maintained a conservative ratio of long-term debt to long-term debt plus equity. The Trust may occasionally need to increase these levels to facilitate acquisition or expansionary activities. As at June 30, 2008 and December 31, 2007 these ratios were as follows:

	June 30,	December 31,
	2008	2007

Long-term debt	$104,948	$119,826
Unitholders' equity	1,347,022	1,316,673
Total capitalization	$1,451,970	$1,436,499
Long-term debt to long-term debt plus equity ratio	0.07	0.08

On December 15, 2006 the Minister of Finance (Canada) issued guidelines establishing "normal growth" limitations designed to limit the ability of a trust to issue equity (including convertible debentures or other equity substitutes) that exceeds certain specified percentages of the market capitalization of a trust on October 31, 2006. The normal growth limitation is cumulative in nature to the extent not taken and for the year ended December 31, 2008 the Trust's normal growth limitation is approximately $2.4 billion. Precision will be a specified investment flow-through ("SIFT") trust, subject to the SIFT tax rules, on the earlier of January 1, 2011 or the first day after it exceeds the normal growth guidelines.

The Trust is bound by a debt covenant requiring the Trust to maintain a ratio of total liabilities to total equity of 1:1. The Trust monitors this ratio to ensure compliance.

There were no changes in the Trust's approach to capital management during the quarter.

NOTE 8. CONTINGENT LIABILITY

The business and operations of the Trust are complex and the Trust has executed a number of significant financings, business combinations, acquisitions and dispositions over the course of its history. The computation of income taxes payable as a result of these transactions involves many complex factors as well as the Trust's interpretation of relevant tax legislation and regulations. The Trust’s management believes that the provision for income tax is adequate and in accordance with generally accepted accounting principles and applicable legislation and regulations. However, there are a number of tax filing positions that can still be the subject of review by taxation authorities who may successfully challenge the Trust’s interpretation of the applicable tax legislation and regulations, with the result that additional tax liabilities could be owed by the Trust and the amount owed, with estimated interest, could be up to $380 million, before penalties, including the $58.1 million recorded as a long-term income tax recoverable on the balance sheet (see note 5).

NOTE 9. COMMITMENTS

Precision entered into a contract with a drilling rig manufacturer to partially construct five Super Triple drilling rigs for an estimated cost of US $75 million. The first drilling rig is scheduled to be delivered in January 2009 with the remaining four at various times later in the first half of 2009.

7  N O T E S   T O   C O N S O L I D A T E D    F I N A N C I A L   S T A T E M E N T S

NOTE 10. SEGMENTED INFORMATION

The Trust operates primarily in Canada, in two segments; Contract Drilling Services and Completion and Production Services. Contract Drilling Services includes drilling rigs, procurement and distribution of oilfield supplies, camp and catering services and manufacture, sale, and repair of drilling equipment. Completion and Production Services includes service rigs, snubbing units, wastewater treatment units, and oilfield equipment rental.

	Contract	Completion
	Drilling	and Production	Corporate	Inter-segment
Three months ended June 30, 2008	Services	Services	and Other	Eliminations	Total

Revenue	$93,006	$47,559	$–	$(2,051)	$138,514
Segment profit (loss)(1)	23,695	8,808	(10,456)	–	22,047
Depreciation and amortization	8,442	4,044	908	–	13,394
Total assets	1,252,737	432,896	70,669	–	1,756,302
Goodwill	172,440	108,309	–	–	280,749
Capital expenditures	25,209	5,409	726	–	31,344

	Contract	Completion
	Drilling	and Production	Corporate	Inter-segment
Three months ended June 30, 2007	Services	Services	and Other	Eliminations	Total

Revenue	$78,829	$44,978	$–	$(1,802)	$122,005
Segment profit (loss)(1)	24,013	8,954	(5,893)	–	27,074
Depreciation and amortization	6,112	4,861	1,053	–	12,026
Total assets	1,150,676	447,310	31,956	–	1,629,942
Goodwill	172,440	108,309	–	–	280,749
Capital expenditures	45,670	7,001	169	–	52,840

	Contract	Completion
	Drilling	and Production	Corporate	Inter-segment
Six months ended June 30, 2008	Services	Services	and Other	Eliminations	Total

Revenue	$335,371	$152,279	$–	$(6,447)	$481,203
Segment profit (loss)(1)	124,576	42,673	(20,964)	–	146,285
Depreciation and amortization	23,610	12,320	1,831	–	37,761
Total assets	1,252,737	432,896	70,669	–	1,756,302
Goodwill	172,440	108,309	–	–	280,749
Capital expenditures	44,812	9,181	819	–	54,812

	Contract	Completion
	Drilling	and Production	Corporate	Inter-segment
Six months ended June 30, 2007	Services	Services	and Other	Eliminations	Total

Revenue	$359,724	$178,184	$–	$(5,361)	$532,547
Segment profit (loss)(1)	156,748	60,769	(12,264)	–	205,253
Depreciation and amortization	18,722	14,844	1,944	–	35,510
Total assets	1,150,676	447,310	31,956	–	1,629,942
Goodwill	172,440	108,309	–	–	280,749
Capital expenditures	95,566	12,445	531	–	108,542

(1) Segment profit (loss) is defined as revenue less operating, general and administrative, depreciation and amortization and foreign exchange expenses.

P R E C I S I O N   D R I L L I N G   T R U S T  8

A reconciliation of segment profit (loss) to earnings before income taxes is as follows:
	Three months ended June 30,		Six months ended June 30,
(Stated in thousands of Canadian dollars)	2008	2007	2008	2007

Segment profit (loss)	$22,047	$27,074	$146,285	$205,253
Add (deduct):
Interest:
Long-term debt	(2,109)	(1,649)	(4,344)	(4,179)
Other	(53)	(31)	(99)	(58)
Income	75	77	160	195
Earnings before income taxes	$19,960	$25,471	$142,002	$201,211

NOTE 11. SUBSEQUENT EVENT

On July 18, 2008 Precision Drilling Corporation, a subsidiary of the Trust, entered into an agreement to acquire six service rigs and related equipment from Rick’s Well Servicing Ltd., a private company, for approximately $16 million.

9  P R E C I S I O N   D R I L L I N G   T R U S T

Precision Drilling Trust

UNITHOLDER INFORMATION

STOCK EXCHANGE LISTINGS	ACCOUNT QUESTIONS
Units of Precision Drilling Trust are listed on the Toronto	Precision’s Transfer Agent can help you with a variety of
Stock Exchange under the trading symbol PD.UN and	unitholder related services, including:
on the New York Stock Exchange under the trading
symbol PDS.	■ Change of address
■ Lost unit certificates
Q2 2008 TRADING PROFILE	■ Transfer of trust units to another person
Toronto (TSX: PD.UN)	■ Estate settlement
High: $28.93
Low: $22.55	You can contact Precision’s Transfer Agent at:
Close: $27.50
Volume Traded: 39,103,409	Computershare Trust Company of Canada
100 University Avenue, 9th Floor, North Tower
Toronto, Ontario M5J 2Y1
New York (NYSE: PDS)	Canada
High: US$28.59	Telephone: 1-800-564-6253
Low: US$21.89	(toll free in Canada and the United States)
Close: US$27.24
Volume Traded: 46,966,447	1-514-982-7555
(international direct dialing)

TRANSFER AGENT AND REGISTRAR	Email: service@computershare.com
Computershare Trust Company of Canada
Calgary, Alberta	ONLINE INFORMATION
To receive news releases by email, or to view this interim
TRANSFER POINT	report online, please visit the Trust’s website at
Computershare Trust Company NA	www.precisiondrilling.com and refer to the Investor
Denver, Colorado	Centre section. Additional information relating to the
Trust, including the Annual Information Form, Annual
Report and Management Information Circular has been
filed with SEDAR and is available at www.sedar.com.

ESTIMATED INTERIM RELEASE DATES
2008 Third Quarter – October 23, 2008
2008 Fourth Quarter – February 12, 2009

P R E C I S I O N   D R I L L I N G   T R U S T  10

Precision Drilling Trust

CORPORATE INFORMATION

HEAD OFFICE	OFFICERS
Precision Drilling Trust	Kevin A. Neveu
4200, 150 – 6th Avenue SW	Chief Executive Officer
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403-716-4500	Gene C. Stahl
Facsimile: 403-264-0251	President and Chief Operating Officer
Email: info@precisiondrilling.com
www.precisiondrilling.com	Douglas J. Strong
Chief Financial Officer

Darren J. Ruhr
TRUSTEES	Vice President, Corporate Services
Robert J. S. Gibson	and Corporate Secretary
Allen R. Hagerman, FCA
Patrick M. Murray	Kenneth J. Haddad
Vice President, Business Development

DIRECTORS	Joanne L. Alexander
W.C. (Mickey) Dunn	Vice President and General Counsel
Brian A. Felesky, CM, Q.C.
Robert J. S. Gibson	LEAD BANK
Allen R. Hagerman, FCA	Royal Bank of Canada
Stephen J.J. Letwin	Calgary, Alberta
Patrick M. Murray
Kevin A. Neveu	AUDITORS
Frederick W. Pheasey	KPMG LLP
Robert L. Phillips	Calgary, Alberta